EXHIBIT 2.2
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                         OMEGA COMPLETES MERGER WITH
                           PRIMARY EYECARE NETWORK

MEMPHIS, Tenn., May 5 -- Omega Health Systems, Inc. (Nasdaq: OHSI) today announced that it has completed a merger with Primary Eyecare Network.



Primary Eyecare Network (PEN), based in San Ramon, California, provides products and services to independent optometrists, enhancing their ability to practice successfully in a competitive eye care marketplace. These support services include management, purchasing, education, training and publications. PEN, which was founded by Leonard Osias, OD, FAAO, in 1984, currently provides services to over 1,000 optometrists with over 700 practice locations and had revenues of approximately $36 million in 1996. In connection with the merger, Omega issued 195,000 shares of its common stock to the shareholders of PEN and paid $1.9 million in cash. PEN will be operated as a subsidiary under the leadership of its president, Allen Leck.



Thomas P. Lewis, president and chief executive officer of Omega, commented on the merger with PEN, "With the PEN transaction and the other acquisitions we have completed to date, our revenue run rate is now over $86 million, double our 1996 revenues. The merger with PEN adds another important dimension to Omega Health Systems and we believe it will help lead our future growth. It is good cultural fit and allows us to strengthen our relationship with optometry by providing optometric practices with high quality management services. PEN will have access to the resources of the entire Omega organization to provide additional services to its member practices."



Omega Health Systems is an integrated eye care services company providing a full range of services to optometry and ophthalmology practices, including management services, managed care programs, purchasing and marketing services and practice acquisition opportunities. Additional information about Omega can be found on the World Wide Web at www.omegahealth.com.







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